[redacted]

6/26/13

AB 7/2

[redacted]

SECURITIES A
W

13025630

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
FEB 28 2013
Washington DC
400

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	April 30, 2013
Estimated average burden hours per response....	12.00

SEC FILE NUMBER
8- 66913

3/29

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2012 AND ENDING 12/31/2012

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Straus Capital, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

50 Princeton-Hightstown Road
(No. and Street)

Princeton Junction	New Jersey	08550
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Mr. James Straus — 609-799-0390
(Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Mercadien, P.C., Certified Public Accountants
(Name - *if individual, state last, first, middle name*)

P.O. Box 7648	Princeton	New Jersey	08543-7648
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

DD 7/2/13

OATH OR AFFIRMATION

I, **James Straus**, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of **Straus Capital, LLC**, as of **December 31, 2012**, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer, or director has any proprietary interest in any account classified solely as that of a customer.

James S. Straus
Signature

President and CEO
Title

Notary Public

JENNIFFER M. FOX
NOTARY PUBLIC
NEW JERSEY
My Comm. Exp. 03-25-2016

This report ** contains (check all applicable boxes):

- [x] (a) Facing page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (e) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (f) Computation of Net Capital
- [ ] (g) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (h) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (i) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (j) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (k) An Oath or Affirmation.
- [x] (l) A copy of the SIPC Supplemental Report.
- [ ] (m) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

STRAUS CAPITAL, LLC

FINANCIAL STATEMENTS
AND
SUPPLEMENTARY INFORMATION

December 31, 2012

MERCADIEN

STRAUS CAPITAL, LLC

FINANCIAL STATEMENTS
AND
SUPPLEMENTARY INFORMATION

December 31, 2012

STRAUS CAPITAL, LLC

TABLE OF CONTENTS

December 31, 2012

MERCADIEN, P.C.
CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT AUDITORS' REPORT

To the Members of
Straus Capital, LLC

Report on the Financial Statements

We have audited the accompanying statement of financial condition of Straus Capital, LLC (the "Company") as of December 31, 2012, and the related statements of income, changes in members' equity and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditors' Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditors' judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

P.O. Box 7648 • Princeton, NJ 08543-7648 • 609.689.9700 • Fax 609.689.9720
www.mercadien.com

INDEPENDENT AUDITORS' REPORT (CONTINUED)

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2012, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Other Matter

Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The supplementary information contained on page 11 is required by Rule 17a-5 under the Securities Exchange Act of 1934 is presented for purposes of additional analysis and is not a required part of the financial statements. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information is fairly stated in all material respects in relation to the financial statements as a whole

Mercadien, P.C.
Certified Public Accountants

February 25, 2013

STRAUS CAPITAL, LLC

STATEMENT OF FINANCIAL CONDITION
December 31, 2012

ASSETS

Current Assets		
Cash and cash equivalents	$	75,324
Accounts receivable		110,265
FINRA daily account		676
Prepaid expenses and other		3,868
Total Assets	$	190,133

LIABILITIES AND MEMBERS' EQUITY

Current Liabilities		
Accrued expenses	$	15,463
Members' Equity		174,670
Total Liabilities and Members' Equity	$	190,133

See notes to financial statements.

STRAUS CAPITAL, LLC

STATEMENT OF INCOME
Year Ended December 31, 2012

Revenues	
Commissions	$ 519,937
Other Revenue	1,200
Interest income	362
Total Revenues	521,499
Operating expenses	
Commissions paid	12,905
Professional fees	21,600
Licensing and regulatory expenses	5,423
Office supplies and expenses	2,946
Secretarial services	205
Communication and computer services	11,381
Rent	6,144
Insurance	705
Travel and entertainment	4,310
Total operating expenses	65,619
Net income	$ 455,880

See notes to financial statements.

STRAUS CAPITAL, LLC

STATEMENT OF CHANGES IN MEMBERS' EQUITY
Year Ended December 31, 2012

Beginning members' equity	$ 221,203
Net income	455,880
Members' withdrawals	
Cash	(482,604)
Health insurance	(19,809)
Total withdrawals	(502,413)
Total Members' Equity	$ 174,670

See notes to financial statements.

STRAUS CAPITAL, LLC

STATEMENT OF CASH FLOWS
Year Ended December 31, 2012

Cash Flows from Operating Activities	
Net income	$ 455,880
Adjustments to reconcile income from operations	
to net cash from operating activities	
Changes in assets and liabilities	
Accounts receivable	(25,135)
NASD daily account	(507)
Prepaid expenses and other	(773)
Accounts payable	(1,639)
Accrued expenses	7,908
Net cash from operating activities	435,734
Cash Flows from Financing Activities	
Members' withdrawals	(502,413)
Net cash from financing activities	(502,413)
Net change in cash	(66,679)
Cash, January 1, 2012	142,003
Cash, December 31, 2012	$ 75,324

See notes to financial statements.

A. BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Organization

Straus Capital, LLC (the "Company") is a broker-dealer registered with the Securities and Exchange Commission (the "SEC") and the State Securities Commission of New Jersey and is a member of the Financial Industry Regulatory Authority. The Company was formed as a limited liability company on April 26, 2005, and received approval from the SEC to commence operations on November 28, 2005. The Company solicits and refers investors to managed investment funds and receives a percentage of the investment funds' management and advisory fees for its services.

15c3-3 Exemption

The Company operates under the provisions of Paragraph (k)(2)(i) of rule 15c3-3 of the SEC and, accordingly, is exempt from the remaining provisions of that rule. Essentially, the requirements of Paragraph (k)(2)(i) provide that a broker/dealer who carries no margin accounts, promptly transmits all customer funds and delivers all securities received in connection with his activities as a broker or dealer, does not otherwise hold funds or securities for, or owe money or securities to, customers and effectuates all financial transactions between the broker or dealer and his customers through one or more bank accounts, each to be designated as special account for the exclusive benefit of customers of the Company, is qualified to operate under the provisions of Paragraph (k)(2)(i) of rule 15c3-3 of the SEC. Broker/dealers operating under the provisions of (k)(2)(i) are also exempt from the remaining provisions of rule 15c3-3, including the requirement to make the reserve computations under rule 15c3-3.

Income Taxes

The Company is a limited liability company for federal and state income tax purposes; thus, the income is taxed to its members.

Management has evaluated the Company's tax positions for uncertainties with respect to the financial statements as of and for the year ended December 31, 2012, and has determined that there is no liability for uncertain tax positions at December 31, 2012.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires the Company to make estimates and assumptions that affect certain related amounts and disclosures. Accordingly, actual results could differ from those estimates.

B. NET CAPITAL REQUIREMENTS

The Company is a registered broker-dealer subject to the SEC Uniform Net Capital Rule 15c3-1. This rule requires that the Company maintain minimum net capital, as defined, of at least the greater of $5,000 or 6 2/3% of aggregate indebtedness, as defined. Net capital and aggregate indebtedness change from day to day, but as of December 31, 2012, the Company had net capital of $59,861, which exceeded its requirements of $5,000 by $54,861.

C. CONCENTRATION OF CREDIT RISK AND MAJOR CUSTOMER

The Company maintains cash in bank balances that at times may exceed federally insured limits. The Company reduces its exposure to credit risk for cash by maintaining its banking relationship with a major financial institution.

Three investment fund manager groups account for all of the Company's commission revenues.

D. LEASE COMMITMENT

The Company leases its office space under an operating lease. Rental expense for the year ended December 31, 2012, was $6,144.

Future minimum lease payments under the lease are as follows:

Years ending December 31,	
2013	$ 6,144
2014	6,144
2015	6,144
2016	5,120
Total	$ 23,552

E. SUBSEQUENT EVENTS

In accordance with GAAP, management has evaluated subsequent events that occurred after the balance sheet date but before February 25, 2013, the date the financial statements were available to be issued. No items were determined by management to require disclosure in accordance with GAAP.

SUPPLEMENTARY INFORMATION

STRAUS CAPITAL, LLC

COMPUTATION OF NET CAPITAL UNDER SEC RULE 15c3-1
As of December 31, 2012

Members' equity	$ 174,670
Deductions: Non-allowable assets	
Accounts receivable	110,265
FINRA daily account	676
Prepaid expenses	3,868
Non-allowable assets	114,809
Net capital	59,861
Minimum capital requirement	5,000
Net capital in excess of minimum requirement	$ 54,861
Aggregate indebtedness	$ 15,463
Ratio of aggregate indebtedness to net capital	0.258 to 1

There are no material differences between the preceding computation and the Company's corresponding unaudited part II of Form X-17A-5 as of December 31, 2012.

The Company claims an exemption from SEC Rule 15c3-3 under the (k)(2)(i) provision, and therefore, no computation for determination of reserve requirements was necessary.

MERCADIEN, P.C.
CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5

To the Members of
Straus Capital, LLC

In planning and performing our audit of the financial statements of Straus Capital, LLC (the "Company") as of and for the year ended December 31, 2012, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting ("internal control") as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in regard to any of the following:

(1) Making quarterly securities examinations, counts, verifications and comparisons and recordation of differences required by Rule 17a-13.

(2) Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that

P.O. Box 7648 • Princeton, NJ 08543-7648 • 609.689.9700 • Fax 609.689.9720
www.mercadien.com

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5 (CONTINUED)

transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis.

A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and was not designed to identify all deficiencies in internal control that might be material weaknesses and therefore, there can be no assurance that all material weaknesses have been identified.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2012, to meet the SEC's objectives.

This report is intended solely for the information and use of the Members, management, the SEC, the Financial Industry Regulatory Authority, and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Mercadien, PC
Certified Public Accountants

February 25, 2013

MERCADIEN, P.C.
CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT ACCOUNTANTS' REPORT ON APPLYING AGREED-UPON PROCEDURES

February 27, 2013

To the Members of
Straus Capital, LLC
50 Hightstown Princeton Road
Suite J
Princeton Junction, NJ 08550

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation ("SIPC") for the year ended December 31, 2012, which were agreed to by Straus Capital, LLC (the "Company"), the Securities and Exchange Commission, the Financial Industry Regulatory Authority, Inc, and SIPC, solely to assist you and these other specified parties in evaluating the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement record entries as reflected in the Company's QuickBooks general ledger and as vouched to the underlying bank statement, noting no differences.
2. Compared the amounts reported on the audited Form X-17A-5 Part III for the year ended December 31, 2012, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2012, noting no differences.
3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences. There were no adjustments reported in the Form SIPC-7.
4. Proved the mathematical accuracy of the calculations reflected in Form SIPC-7, noting no differences.

P.O. Box 7648 • Princeton, NJ 08543-7648 • 609.689.9700 • Fax 609.689.9720

INDEPENDENT ACCOUNTANTS' REPORT ON APPLYING AGREED-UPON PROCEDURES (CONTINUED)

5. Compared the amount of any overpayment applied with the Form SIPC-7T on which it was computed, noting no differences. There were no overpayments applied on the Form SIPC-7T.

We were not engaged to, and did not, conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Mercadien, P.C.
Certified Public Accountants

MERCADIEN, P.C.
CERTIFIED PUBLIC ACCOUNTANTS

February 27, 2013

SIPC-7 (33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7 (33-REV 7/10)

For the fiscal year ended 12/31/2012
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

036373 FINRA DEC
STRAUS CAPITAL LLC 12*12
50 PRINCETON HIGHTSTOWN RD STE J
PRINCETON JUNCTION NJ 08550-1107

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

James Straus 609-799-0390

2. A. General Assessment (item 2e from page 2)		$ 1,304
B. Less payment made with SIPC-6 filed (exclude interest) 7/30/12 Date Paid		(626)
C. Less prior overpayment applied		( )
D. Assessment balance due or (overpayment)		678
E. Interest computed on late payment (see instruction E) for ______ days at 20% per annum		
F. Total assessment balance and interest due (or overpayment carried forward)		$ 678
G. PAID WITH THIS FORM: Check enclosed, payable to SIPC Total (must be same as F above)	$ 678	
H. Overpayment carried forward	$( )	

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

STRAUS CAPITAL LLC
(Name of Corporation, Partnership or other organization)

James A. Straus
(Authorized Signature)

President and CEO
(Title)

Dated the 2nd day of February, 20 13.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning 1/1/2012 and ending 12/31/2012

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 521,499
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):	
(Deductions in excess of $100,000 require documentation)	
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $	
Enter the greater of line (i) or (ii)	
Total deductions	
2d. SIPC Net Operating Revenues	$ 521,499
2e. General Assessment @ .0025	$ 1,304 (to page 1, line 2.A.)

See independent accountants' report.